TRANSMISSÃO PAULISTA

RECEIVED

2007 DEC 27 A 7

Data São Paulo, December 20, 2007 *Ref.CT/FR/0027/2007*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

07028760

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the Notice to the Market issued on December 19, 2007 in Brazil regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1.155 – 10º Andar – Vila Olímpia – São Paulo - SP

TRANSMISSÃO PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
A Publicly-held Company
CNPJ 02,998,611/0001-04

NOTICE TO THE MARKET

We inform to our shareholders and to the Market in general that ANEEL – Brazilian Electricity Regulatory Agency – authorized us to implement seven new reinforces in the transmission system. ANEEL also estimated total investments of R$96.6 million during a 20 to 25 months term. When this reinforces are ready we will start to receive – after the Agency approval – a Permitted Annual Revenue of R$14.2 million on this reinforces. This authorization was published at *Diário Oficial da União* newspaper through the Resolution number 1,131.

São Paulo, December 19, 2007

Eduardo Feldmann Costa
Chief Financial Officer

END